Announcement to the Market

Disclosure of results for the second quarter and first half of 2014, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the first half of 2014 are available at our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Jun/30/2014			Dec/31/2013
Total Assets	1,111,932	(72,201)	1,039,731	1,105,721	(78,424)	1,027,297
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	557,624	(27,425)	530,199	550,837	(25,797)	525,040
Loan Operations	414,928	339	415,267	412,235	(533)	411,702
(-) Allowance for Loan Losses4	(24,547)	3,116	(21,431)	(26,371)	4,136	(22,235)
Other Financial Assets5	84,455	(34,804)	49,651	94,183	(46,591)	47,592
Tax Assets6	42,095	(8,088)	34,007	44,750	(10,008)	34,742
Investments in associates and jointly controlled entitities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	37,377	(5,339)	32,038	30,087	369	34,456

Current Liabilities and Long Term Liabilities	1,023,970	(73,570)	950,000	1,022,794	(79,689)	943,105
Deposits	277,347	-	277,347	274,383	-	274,383
Deposits Received Under Securities Repurchase Agreements3	293,342	(27,002)	266,340	292,179	(25,497)	266,682
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	190,072	816	190,888	194,238	969	195,207
Other Financial Liabilities5	88,852	(34,222)	54,630	107,329	(46,055)	61,274
Reserves for Insurance, Private Pension and Capitalization	108,450	-	108,450	102,055	-	102,055
Provisions and Other Liabilities	55,593	(6,570)	49,023	40,263	(553)	39,710
Tax Liabilities6	10,314	(6,592)	3,722	12,347	(8,553)	3,794

Total Stockholders’ Equity	87,962	1,369	89,331	82,927	1,265	84,192
Non-controlling interests	1,975	(894)	1,081	1,903	(934)	969
Controlling Stockholders’ Equity7	85,987	2,263	88,250	81,024	2,199	83,223

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$million
Adjustments	Equity	Result
	Jun/30/14	2nd Q/14	1st Q/14	2nd Q/13	1st H/14	1st H/13
BRGAAP - Values Attributable to Controlling Stockholders	85,987	4,899	4,419	3,583	9,318	7,055
(a) Allowance for Loan Losses	2,988	(208)	94	109	(114)	242
(b) Adjustment to market value of shares and quotas	80	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	802	(3)	(4)	(6)	(7)	(12)
(d) Conversion of subsidiaries and unconsolidated companies abroad	-	-	-	7	-	(67)
(e) Effective interest rate	(311)	27	17	52	44	114
(f) Other adjustments	298	(44)	126	86	82	70
Income tax and social contribution on Net Income	(1,549)	95	(101)	(83)	(6)	(173)
IFRS - Values Attributable to Controlling Stockholders	88,295	4,766	4,551	3,748	9,317	7,230
IFRS - Values Attributable to Minority Stockholders	1,006	77	50	19	127	27
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	89,301	4,843	4,601	3,767	9,444	7,257

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used8.  The result of the 2ndQ/14 was influenced by the credit card potfolio and the acqusition of payroll loans, loans that normally have different responses in relation to incurred loss and expected loss models.
(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) On the IFRS (IAS 21), exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.  On BRGAPP, until 2013 the exchange variation of investments abraoad (other than the Functional Currency Dollar) exchange rate variation and hedges of such investments transiting through the income statements.  From 2014 these exchange rate variations have been recorded directly in equity, thus there was no more difference in treatment between BRGAPP and IFRS.
(e) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for the first half of 2014.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

R$ million
Recurring Result	2nd Q/14			1st Q/14			1st H/14			1st H/13
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	4,899	4,766	(133)	4,419	4,551	132	9,318	9,317	(1)	7,055	7,230	175
Exclusion of the Non-Recurring Events	74	74	-	110	110	-	184	184	-	79	79	-
COFINS9 / Provision for loss carryforwards - Porto Sequro	-	-	-	60	60	-	60	60	-	-	-	-
Provisions for contingencies - Economic Plans10	31	31	-	41	41	-	73	73	-	79	79	-
Amortization of Goodwill - Creditcard	42	42	-	42	42	-	85	85	-	-	-	-
FIS/COFINS - IRB11	-	-	-	(32)	(33)	-	(33)	(33)	-	-	-
Recurring Result - Attributable to Controlling Stockholders	4,973	4,840	(133)	4,529	4,661	132	9,502	9,501	(1)	7,134	7,309	175
9 Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of COFINS levy on this type of operation proportional to our interest in the company.
10 Expenses for allowance for losses arising from economnic plans that were in effect in Brazil in the 1980's.
11 Effect of the favorable decision on the increase of the PIS/COFINS calculation bases of IRB Brasil Resseguros S.A.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, August 5, 2014.

Alfredo Egydio Setubal
Investor Relations Officer